

SECURITIES AND EXCHANGE COMMISSION

07002916

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053251

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934, Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Abbey National Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atlantic Street
(No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Blair Wark — (203) 355-7965 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name -- if individual, state last, first, middle name)

Two World Financial Center	New York,	New York	10281-1414
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AB 3/22

OATH OR AFFIRMATION

I, ____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of ____________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

 Abbey
FINANCIAL MARKETS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
DIVISION OF MARKET REGULATION

Overview of Abbey National Securities Inc.'s Business Continuity Plan (BCP)

Abbey National Securities Inc. ("ANSI") is committed to taking commercially reasonable steps to provide steps to provide protection for essential activities and critical support services in the event of a significant business disruption. ANSI established a BCP that is intended to mitigate the effects of a disruption by trying to protect informational assets, processes, and customer data, with the hope of enabling continued operation of critical functions during or immediately following a disruption.

What is Abbey National Securities Inc.'s business continuity plan designed to do?

Depending on the type, scope or duration of a business disruption, ANSI's business continuity plan is constructed with the goal that we should be able to resume critical operations (facilitate clearance and settlement) within the same business day. ANSI will endeavor to recover and resume the remaining operations within predefined timeframes, in many cases, by the end of the next business day. In the event of a disruption to one building, business district, city region or multiple regions, ANSI intends to utilize its recovery capabilities within the United States and other international locations to resume business and allow clients access to funds and securities. Information is stored securely in multiple sites located within the United States and internationally, thus allowing ANSI to recover and utilize critical data in the event of a business disruption. ANSI's BCP is tested periodically to ensure that business functions are recoverable.

ANSI's ability to resume critical functions is dependent upon the BCP's established by third parties, including Exchanges, critical vendors and utilities.

ANSI's BCP is subject to modification without notification to clients. A summary of the current or amended plan will be made available to clients upon request. Please direct your request to the attention of the Compliance Department, ANSI, 400 Atlantic Street, Stamford CT 06901.

Emergency Notifications/Updates

In the event of an emergency, ANSI will attempt to contact its clients via fax, telephone or any other means available to its employees. We will also notify Loanet and DTCC to provide a contact number at which clients may contact us.

February 2007

August Carfano
Director of Compliance
Abbey National Securities Inc.
Direct Dial (203) 355-7963
Direct Fax (203) 355-8070
Email:acarfano.ansi@abbey.com

ABBEY NATIONAL SECURITIES INC.
(SEC I.D. No. 8-053231)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte Tax LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2007
DIVISION OF MARKET REGULATION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Abbey National Securities Inc.
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Abbey National Securities Inc. as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 20, 2007

ABBEY NATIONAL SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006
(Amounts in thousands, except share data)

ASSETS	
Cash	$ 1,164
Cash and securities deposited with clearing organizations or segregated under federal and other regulations and requirements (including securities at fair value of $258,700)	307,941
Financial instruments owned, at fair value	296,042
Financial instruments owned and pledged, at fair value	388,638
Securities borrowed	27,231,073
Securities received as collateral	7,584,969
Securities purchased under agreements to resell	1,050,335
Receivables from brokers, dealers and clearing organizations	462,037
Other receivables	6,882
Receivable from affiliates	579
TOTAL ASSETS	$ 37,329,660
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Securities loaned	$ 1,418,606
Financial instruments sold, not yet purchased, at fair value	281,222
Obligation to return securities received as collateral	7,584,969
Securities sold under agreements to repurchase - third party	10,610,820
Securities sold under agreements to repurchase - affiliate	15,940,916
Payables to brokers, dealers and clearing organizations	596,620
Affiliate borrowings	755,000
Payable to affiliates	212
Accrued expenses and other liabilities	276
	37,188,641
SUBORDINATED BORROWING	90,000
STOCKHOLDER'S EQUITY:	
Common stock ($10 par value, 45,300 shares authorized, issued and outstanding)	453
Additional paid-in capital	44,847
Retained earnings	5,719
Total stockholder's equity	51,019
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 37,329,660

See notes to statement of financial condition.

1. DESCRIPTION OF BUSINESS

The Company - Abbey National Securities Inc. (the "Company") is an indirect wholly-owned subsidiary of Abbey National plc. Abbey National plc is a subsidiary of Banco Santander Central Hispano S.A., a Spanish banking corporation. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM"). The Company is primarily engaged in securities borrowing and lending activities, principal transactions for its own account, trading in exchange-traded futures, securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements"). The Company transacts with institutions and affiliated entities. The Company's transactions in financial instruments are primarily self-cleared. Further, the Company is a member of the National Association of Securities Dealers Inc, the Securities Investor Protection Corporation and the National Futures Association.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates - The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions regarding matters that affect the statement of financial condition and related disclosures. Such estimates include assumptions used in determining the fair value of financial instruments and amounts allocated from affiliates. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents - Cash consists of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Cash and Securities Deposited with Clearing Organizations or Segregated under Federal and Other Regulations or Requirements - Cash and securities deposited with clearing organizations or segregated under federal and other regulations or requirements include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts, as well as restricted cash and securities.

Financial Instruments Owned, Financial Instruments Sold, Not Yet Purchased - Financial instruments owned consist primarily of commercial paper and U.S. government securities and are recorded at fair value. Financial instruments sold, not yet purchased consist primarily of equities and U.S. government securities. Fair values of the financial instruments referred to above are generally based on observable market prices or pricing models using yield curves consistent with the credit rating of the underlying issuer of the security. Purchases and sales are recorded on a trade date basis. In the normal course of business, the Company pledges its financial instruments owned to collateralize repurchase agreements and other securities financing transactions. Those financial instruments owned and pledged to counterparties where the counterparty has the right, by contract or custom, to rehypothecate those securities have been separately reclassified on the statement of financial condition.

Securities Financing Transactions - Reverse repurchase agreements and repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold or reacquired as specified in the respective agreements, including accrued interest. Such carrying amounts approximate fair value. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of collateral daily with additional collateral obtained, or excess collateral returned, as necessary, to ensure such transactions are adequately collateralized.

Securities borrowed and securities loaned transactions are also treated as collateralized financing transactions and are carried at the amount of cash collateral advanced and received, including accrued interest, in connection with the transactions. Such carrying amounts approximate fair value. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary, to ensure such transactions are adequately collateralized.

At December 31, 2006, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $35.9 billion. This collateral was generally obtained under reverse repurchase and securities borrowed transactions. Of the securities received as collateral, securities with a fair value of approximately $34.1 billion were delivered or repledged, generally as collateral under repurchase or securities lending agreements as well as to secure affiliate borrowings.

In connection with non-cash loan versus pledge securities transactions, the Company recorded securities received as collateral and a related obligation to return securities received as collateral of approximately $7.6 billion at December 31, 2006. In addition, the Company entered into non-cash securities borrow versus pledge securities transactions in the amount of $1.1 billion at December 31, 2006 that were not recorded in the statement of financial condition.

Receivables from and payables to brokers, dealers and clearing organizations - Receivables from brokers, dealers and clearing organizations include amounts receivable for securities and securities under collateralized financing transactions not delivered by the Company to a counterparty by settlement date, net receivables arising from unsettled trades and open trade equity on futures contracts. Payables to brokers, dealers and clearing organizations include amounts payable for securities and securities under collateralized financing transactions not received by the Company from the counterparty by the settlement date and net payables arising from unsettled trades.

Income Taxes - The Company accounts for income taxes using an asset and liability method, under which deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates. Deferred income taxes are based on prevailing statutory regulations. Valuation allowances for deferred tax assets are established when, in management's judgment, it is more likely than not that such deferred tax asset will not be realized. The Company, with an affiliated entity, files consolidated federal and state income tax returns. The tax liability of the Company has been determined as if it was a separate tax paying entity.

New Accounting Pronouncements - In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income taxes, an interpretation of FASB Statement No. 109*" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim

periods, disclosure and transition. The adoption of FIN 48 by the Company in 2007 is not expected to have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157 , "*Fair Value Measurements*" ("SFAS" No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In addition, SFAS No. 157 disallows the use of block discounts and requires the Company to consider its own credit spreads when measuring fair value of liabilities, including derivatives. SFAS No. 157 is effective for the Company on January 1, 2008. The Company is currently evaluating the potential impact of adopting SFAS No. 157.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108, "*Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. There have been two common approaches used to quantify such errors. Under one approach, the error is quantified as the amount by which the current year income statement is misstated ("rollover approach"). The other common approach quantifies the error as the cumulative amount by which the current year balance sheet is misstated ("iron curtain approach"). SAB 108 requires misstatements to be evaluated using both the rollover approach and the iron curtain approach to determine if such misstatements are material.
The Company adopted SAB 108 on December 31, 2006 with no material impact on the Company's statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities.*" This Statement provides a "Fair Value Option" under which a company may irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. This Fair Value Option will be available on a contract-by-contract basis with changes in fair value recognized in earnings as those changes occur. SFAS No. 159 is effective for the Company on January 1, 2008. The Statement also allows an entity to early adopt the Statement provided that the entity also adopts the requirements of SFAS No. 157. The Company is currently evaluating the potential impact of adopting SFAS No. 159.

3. FINANCIAL INSTRUMENTS

The fair value of financial instruments at December 31, 2006 was $684,680 comprised of commercial paper in the amount of $388,638 and U.S. government securities in the amount of $296,042. Commercial paper of $388,638 has been pledged to an affiliate under a repurchase transaction as described in Note 5. The fair value of financial instruments sold, not yet purchased was $281,222 comprising of equity instruments for $7,008 and U.S. government securities for $274,214.

4. INCOME TAXES

The Company, with an affiliated entity, files consolidated federal and state income tax returns. Total tax related balance due to the Company from an affiliate was $220.

As of December 31, 2006, the Company had zero deferred tax assets and liabilities. During the year, the Company utilized deferred tax assets of $704, primarily due to timing differences.

5. RELATED PARTY TRANSACTIONS

Affiliate borrowings relate to loans from Abbey National Treasury Services plc ("ANTS") and totaled $755,000 at December 31, 2006. The following are details of affiliate borrowings from ANTS:

Unsecured	Interest Rate	Maturity date
$ 200,000	5.29%	January 8, 2007
230,000	5.32%	January 19, 2007
325,000	5.33%	January 26, 2007
$ 755,000		

Affiliate unsecured borrowings are renewed on an on-going daily, weekly or monthly basis as needed. Affiliate secured borrowings of $5,961,000 were repaid during the year.

The interest associated with these borrowings was paid prior to year end such that interest payable at December 31, 2006 was zero.

The Company was party to securities financing transactions, including repurchase agreements, with affiliates during 2006. At December 31, 2006, the Company had securities loaned to affiliates totaling $1,010,285, repurchase agreements with affiliates of $15,940,916 and securities borrowed from affiliates of $27,000.

The Company incurred expenses from affiliates for its employment costs, occupancy, equipment rental, communications, administrative services and other overhead, and to perform certain administrative services for the Company. Payables to affiliates consist of amounts due for certain of the Company's expenses as described above.

During the year, the Company performed securities clearance for an affiliate, as well as introduced business for an affiliate.

6. SUBORDINATED BORROWING

In January 2002 the Company entered into a satisfactory subordinated loan agreement with ANTS for $90,000, pursuant to Appendix D of SEC Rule 15c3-1d. The subordinated loan had an original maturity date of January 13, 2004 and bore interest at LIBOR plus 60 basis points that reset semi-annually. In December 2003 the subordinated loan maturity was extended to January 13, 2006. On January 13, 2006 the existing subordinated loan was renewed with a new maturity date of January 13, 2009, bearing interest at LIBOR plus 30 basis points that resets quarterly. In September 2005 the NASD approved a re-classification of the subordinated loan such that the loan qualifies as equity capital from that date.

As of December 31, 2006, the interest rate was 5.67%. There was no interest payable at December 31, 2006 related to the subordinated borrowing.

The subordinated borrowing is included in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

7. CONTINGENCY

The Company is a member of various U.S. exchanges and clearinghouses that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse memberships vary, in general the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange or clearinghouse. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

8. RISK MANAGEMENT

The Company's risk management policies and related procedures are integrated with those of ANTS and other affiliates. In the normal course of business, the Company enters into reverse repurchase and repurchase agreements as well as transactions whereby securities are borrowed from and loaned to counterparties in an exchange for collateral. The collateral may be in the form of cash or other securities. Credit risk occurs when the fair value of the underlying securities received falls below the collateral pledged by the Company or when the fair value of the securities delivered exceeds the collateral received by the Company.

The Company seeks to limit credit risk (as well as concentrations of credit risk) created in its business through the use of various control policies and procedures, including limits and monitoring procedures based in part upon the Company's review of the financial condition and credit ratings of its counterparties as well as through the use of master netting agreements. In addition, collateral arrangements with counterparties provide the Company, the right to liquidate collateral and the right to offset counterparty's rights and obligations. The Company also monitors the fair value of the underlying securities as compared with the related receivable or payable including accrued interest, and requests additional or returns excess collateral, on a daily basis, to ensure such transactions are adequately collateralized. The Company's agreements with third parties specify its rights to request additional collateral.

The financial instruments which potentially subject the Company to concentrations of credit risk consist principally of receivables and payables arising from collateralized securities borrow and loan transactions, collateralized reverse repurchase and repurchase contracts, and proprietary ownership of commercial paper. The Company's counterparties that engage in collateralized transactions are principally broker-dealers, financial institutions and affiliated entities. As of December 31, 2006, the Company had recorded collateralized securities borrow transactions with one counterparty which approximated 24 percent and 18 percent of the total balance of securities borrowed and total assets, respectively, on the statement of financial condition. However, the risk associated with this counterparty is fully hedged by futures contracts and margin.

9. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under Rule 15c3-1, the Company has elected to compute its net capital requirement in accordance with the "Alternative Net Capital Requirement," which specifies that net capital shall be at least the greater of $250 or 2% of aggregate debits, as defined.

As an FCM, the minimum net capital requirement in accordance with CFTC rules is to be calculated as the greater of $250 or 8% of the domestic and foreign domiciled customer risk maintenance margin/performance bond requirements for all domestic and foreign futures and options on futures contracts excluding the risk margin associated with naked long option positions. At December 31, 2006, the Company's minimum net capital requirement, as defined under CFTC rules, was $20,918.

At December 31, 2006, the Company's regulatory net capital, as defined under SEC and CFTC rules, was $138,409, which exceeded the minimum regulatory requirement by $117,491.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the Securities Exchange Commission.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2007

Abbey National Securities Inc.
400 Atlantic Street
Stamford, Connecticut

In planning and performing our audit of the consolidated financial statements of Abbey National Securities Inc. (an indirect wholly-owned subsidiary of Abbey National plc) (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 20, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC), (collectively the "Commissions"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); (2) making the periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act; (3) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (4) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; (5) for determining compliance with the exemptive provisions of Rule 15c3-3; and (6) making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Rule 17a-5(g) and Regulation 1.16(d) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the Commissions objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END